
Trade Street Social

Regulation Crowdfunding



Equity (Membership Units)
8% Preferred Return
90/10 profit split until return of capital
10% share of profits through disposition
Goal: up to $750,000

INDICATE INTEREST

Start Date June, 16 2023

End Date August, 11 2023

The Deal Shop Talk Local Buzz Q&A

Why fund our local story

► 8% preferred return and 90/10 profit share until capital repayment

► Maintain 10% profit share through sale/disposition

► Project backed by real estate asset purchase

► Unique Crafted Community Concept - offering food, drinks, and entertainment

► Proven success with 3 other locations launched by a dynamic and talented team

► Leadership with 60 years of combined industry experience

Overview

Project Summary

B&B and Crafted Community Concepts ("C3") are excited to present Trade Street Social, an exciting owner-occupied development project for investment. This partnership is in the business of creating "Crafted Community Concepts" - a unique combination of real estate and hospitality - and **Trade Street Social will be their fourth installment**, bringing new energy to a popular area of town. Located in an abandoned building and an opportunity zone in downtown Greer, the project aims to **create a vibrant social hub while preserving the historical charm** of the area.



The Plan

B&B and C3 have established a unique playbook for launching **community-strengthening real estate projects in the Upstate**. The plan is to primarily target historical, textile, and/or abandoned properties in and around the growing Greenville, SC metro area. The company plans to leverage available tax credits as additional equity into each project and acquire a construction loan to develop those properties.

Part of the company's formula is to maintain owner-occupied status by being a key tenant of the property. To accomplish this, their team will **leverage deep hospitality experience** to establish a neighborhood "crafted" business with food, beer, cocktails, and entertainment.

After the buildout and successful launch of these properties is complete, the space will be leased to a tenant and their business will become operational. Once operational and stabilized, the company can leverage the success to continue building the brand's locations. Each location will continue to be operated with expertise and profitability to promote strong cash flow and target a profitable investor exit (projecting 3-6 years).

Three's Company

Trade Street Social will build on the success of the company's three other locations: **Southernside Brewing Co. at Unity Park** in Greenville, SC; **Double Stamp Brewery in Holland Park** on Laurens Road in Greenville, SC; and **Chucktown Brewery** operated by Rusty Bull in downtown Charleston, SC. These thriving businesses serve as a testament to the company's innovative approach and expertise in creating unique, locally-focused concepts that resonate with the community.



Trade Street Details

Trade Street Social will serve as a multi-purpose entertainment venue, featuring a kitchen, bar, indoor/outdoor seating, and various entertainment options such as golf simulators, duckpin bowling, and an arcade. The project is designed to attract locals and tourists alike, promoting a strong sense of community.



Leveraging the expertise of B&B Real Estate & Development, the project will redevelop this abandoned property into a multi-activity gathering spot. Using their "Crafted Community Concepts" blueprint, B&B plans to close on a construction loan and utilize available tax credits as additional capital into the project.

ARCADE GAMES

KITCHEN

WALK IN

RACK STORAGE

GOLF BAY

BAR

GOLF BAY

BUILT-IN SOFT SEATING

DUCKPIN   DUCKPIN   DUCKPIN   DUCKPIN

GOLF BAY

STOR

GOLF BAY

BUILT-IN SOFT SEATING (TYP)

The site was included in a recent downtown streetscaping upgrade in a European-style makeover for Trade Street. **Trade Street is the main artery in the downtown area** which the city has dubbed Greer Station, seeing no shortage of auto and foot traffic. The sidewalk has been resurfaced and landscaped with bollards and planters to delineate the sidewalks from the roadway to promote pedestrian activity and outdoor dining.

The crafted community concept will be locally focused, featuring food, beer, cocktails, and entertainment sourced from the area.

A Primed Market

Trade Street Social will be part of the new life sweeping through Greer and the Greater Greenville area in recent years.

Assisted by the Greenville Area Development Corporation (GADC), some 22 organizations – manufacturing and office, new companies and existing industry, large and small, public and private - have chosen to locate to or expand in Greenville County, South Carolina in 2022. Combined, the organizations represent **$468 million in new capital investment to enhance the tax base, plus 2,326 new jobs** – the strongest year since 2016 — to keep Greenville's economy humming.

Upstate Advantages

Upstate South Carolina's strategic location to major markets, access to raw materials, and connections to growing industries, along with its business-oriented environment, make it an **enticing place for growing companies to plant roots**.

The Upstate offers a collaborative research environment, tremendous educational and workforce support, and offers an unsurpassed quality of life for its residents. These advantages drive economic development and support our region's diverse range of companies in the automotive, aerospace, engineered materials, food manufacturing, and life sciences industries.

Business Climate
The Upstate is a business location of choice by foreign and domestic companies for the region's international flair, "can-do" attitude, and forward-thinking leadership. From deeply established global manufacturers like Bosch and GE to tech start-ups like ChartSpan, the Upstate's public and private leaders come together to foster companies of all sizes. Business is on the rise with more than $8.4 billion in capital investment announced in the last five years.

Favorable Cost of Business

Low energy costs, abundant water, and lower cost of living make the Upstate an affordable location for companies to maximize their output while minimizing costs. South Carolina has a low corporate tax rate of 5% and is a right-to-work state with the lowest unionization rate in the nation at 1.7 percent.

In South Carolina, there are no state-levied state property taxes; no local income taxes; no inventory taxes; no sales tax on manufacturing equipment, industrial power, or materials for finished products; no wholesale tax; and no unitary tax on worldwide profits.

Upstate Population Analysis

A diverse range of companies seeking a competitive advantage have found a business-friendly trifecta in Upstate South Carolina: **a top-ranked business climate, a world-class research environment, and a superb quality of life**. They are drawn here by our favorable tax rates, market accessibility, and the quality and availability of our workforce. Supporting this is our dedication to research and innovation, including R&D facilities for Michelin, Fuji, and General Electric and research centers that support the automotive, life sciences, plastics, and photonics industries. And it's all set in a region where the cost of living is about 10 percent lower than the national average and cultural and recreational opportunities cater to a diverse range of tastes.

Where Do Upstate SC Region Workers Live?

Greenville County	30.7%
Spartanburg County	17.5%
Anderson County	12.0%
Pickens County	6.9%
Oconee County	4.1%
Laurens County	3.8%
Greenwood County	3.6%
Cherokee County	3.0%
Richland County	1.6%
Union County	1.3%

Population by Age

	2010	2021	2026
Under 5	6.5%	5.7%	5.7%
5 to 9	6.4%	6.1%	5.9%
10 to 14	6.6%	6.2%	6.3%
15 to 24	14.2%	12.5%	12.4%
25 to 34	12.1%	13.0%	11.8%
35 to 44	13.3%	12.3%	12.9%
45 to 54	14.4%	12.5%	12.0%
55 to 64	12.4%	13.4%	12.8%
65+	14.0%	18.4%	20.4%
Median Age	38.2	40.2	41.1

37.8% of the 2021 population is prime working age

2018 Commuting Patterns

Travel Distance to Work

Less than 10 miles	44.4%
10-24 miles	28.7%
25-50 miles	12.0%
50 miles or more	14.9%

73.1% of workers travel less than 25 miles

Median Household Income

	2021	2026
Upstate SC	$54,795	$59,587
South Carolina	$55,711	$61,082
United States	$64,730	$72,932

History + Innovation = Perfection

Finding an abundance of streams and rivers, textile manufacturers began operating in Upstate South Carolina in the 1820s. From those early days, Greenville County has gradually transformed from the textile capital of the world into an office, engineering, and advanced manufacturing center of excellence.

As South Carolina's most populous county, **Greenville is part of one of the nation's fastest-growing areas**, "The I-85 Mega-Growth Corridor." Located on I-85 between Charlotte, NC, and Atlanta, GA, Greenville is just 200 miles via I-26 to the Atlantic Ocean and the Port of Charleston. To the northwest and just 30 minutes away are the Blue Ridge mountains. Access to the rest of the U.S. is made easy by the Greenville-Spartanburg International Airport, recognized as one of the most user-friendly ones.

With a unique blend of southern traditions and international influences, gentle rolling hills, and beautiful, majestic mountains, Greenville County is just the right mix for a great place to live, work and play.

Investment Summary

Terms

- 8% preferred return

- 90/10 profit split until return of capital and accrued pref is paid

- 10% profit split ongoing and of any future business disposition/sale

Sample Investment Projections Summary

Sample Investment Projections Summary

	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	TSS Sale (Yr 5)
Revenue	$ -	$ 1,755,038.57	$ 1,930,542.43	$ 2,123,596.67	$ 2,335,956.34	$ 2,569,551.97
Free Cash Flow	$ -	$ 411,068.71	$ 456,040.58	$ 505,605.69	$ 560,226.21	$ 2,720,000.00
Preferred Return	$ -	$ 120,000.00	$ 60,000.00	$ 60,000.00		
Investor		$ 261,961.84	$ 356,436.52	$ 162,200.47	$ 56,022.62	$ 272,000.00
Sponsor		$ 29,106.87	$ 39,604.06	$ 283,405.22	$ 504,203.59	$ 2,448,000.00
					EM	1.80

Our People



Bryan Beal, CEO

10 years in Real Estate, Investor and Developer, Licensed Realtor in South Carolina. Furman University Alumni.



Nate Tomforde, COO

10+ years in Food & Beverage, Founded 9 new businesses including 5 breweries in South Carolina as well as multiple Pour Taproom locations, Pour Taproom included technical patent and 10 brand-licensed locations. Previously in Orthopedic Medical Sales and California Polytechnic State University Alumni.



Sako Zadoian, CFO

Over 25 years in the Engineering & Construction industry Global Sales & Operations responsibilities for Fortune 100, employee-owned and family-owned companies. University of Southern California Alumni.



Ryan Robertson, Broker-in-Charge

12 years in Commercial Real Estate, Leasing and Debt Services Licensed Realtor in South Carolina. College of Charleston Alumni.

Financial Highlights

Total Project Budget: $3,259,653

Loan-to-Cost: 80%

Debt Service Coverage (Year 1): 3.17

Term: 18 months interest-only into 5-year permanent financing

Amortization: 20 years on RE, 84-months on FF&E

Interest Rate: =~7% on RE, 8.99% on FF&E

Documents

Offering docs will be here once offering is live

DOWNLOAD

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



1708-C Augusta St. #115
Greenville, SC29605

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